SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number 0-25188

                             Washington Mutual, Inc.
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             (Exact name of registrant as specified in its charter)

          1201 Third Avenue, Seattle, Washington 98101; (206) 461-2000
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               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)


            Depositary Receipts each evidencing a one-tenth interest
                         in the Washington Mutual, Inc.

       8.30% Cumulative Preferred Stock, Series F, no par value per share
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            (Title of each class of securities covered by this Form)

                           Common Stock, no par value
           9.12% Noncumulative Perpetual Preferred Stock, Series C, no par value per share 7.60% Noncumulative Perpetual Preferred
                     Stock, Series E, no par value per share
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              (Titles of all other classes of securities for which
                  a duty to file reports under section 13(a) or
                                 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                 |X|      Rule 12h-3(b)(1)(ii)          |_|
Rule 12g-4(a)(1)(ii)                |_|      Rule 12h-3(b)(2)(i)           |_|
Rule 12g-4(a)(2)(i)                 |_|      Rule 12h-3(b)(2)(ii)          |_|
Rule 12g-4(a)(2)(ii)                |_|      Rule 15d-6                    |_|
Rule 12h-3(b)(1)(i)                 |X|

     Approximate number of holders of record as of the certification or notice date: 972 Holders



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Pursuant to the  requirements of the Securities  Exchange Act of 1934 Washington
Mutual, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                              WASHINGTON MUTUAL, INC.

DATE: November 10, 1997                       /s/ Kerry K. Killinger
      ------------------                      ----------------------
                                              Kerry K. Killinger, President
                                              and Chief Executive Officer